SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010
.
FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐   No    ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
.
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer

Date:  October 22, 2010

FEMSA Grows Operating Income
Across Operations in 3Q10

Monterrey, Mexico, October 22, 2010 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) announced today its operational and financial results for the third quarter of 2010.

Third Quarter 2010 Highlights:

•
FEMSA comparable consolidated total revenues and income from operations grew 4.3% and 2.5%, respectively, compared to the third quarter 2009, in spite of a prevailing soft consumer demand environment.   Excluding one-time Heineken transaction-related expenses, comparable consolidated income from operations would have grown 5.2%.

•	Coca-Cola FEMSA income from operations increased 7.3%. Double-digit income from operations growth in the Mercosur division drove these results.

•	FEMSA Comercio achieved total revenues growth of 15.2% aided by the opening of over 1,000 net new stores in the last twelve months. Income from operations increased 9.0%.

José Antonio Fernández Carbajal, Chairman and CEO of FEMSA, commented: “During the third quarter, a fledgling consumer recovery in Mexico was hindered by extreme rainfall and low temperatures, first in the Northeast in the form of Hurricane Alex, which caused significant mayhem in and around Monterrey and the border region, and later in the Southeast of the country as massive rain precipitation covered large parts of the state of Veracruz and others under several feet of water.  In spite of this, same-store-sales at FEMSA Comercio grew ahead of the industry, while the demand pressure on Coca-Cola FEMSA Mexico was offset by strong volume performance in Mercosur.  And so, nine months into the year and facing challenging macroeconomic and weather-driven dynamics, as well as very tough comparable bases after a strong 2009, our results can be described as solid.  We are focused on closing strong for the year and we are already setting aggressive internal targets for what we expect will be an even stronger 2011.”

FEMSA Consolidated

On April 30, 2010, FEMSA announced the closing of the strategic transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group (“the transaction”). For more information regarding this acquisition, please refer to the transaction filings available at www.femsa.com/investor. FEMSA’s consolidated results for the third quarter and for the first nine months of 2010 reflect the transaction effects and are presented on a comparable basis.

Comparable total revenues increased 4.3% compared to 3Q09 to Ps. 42.782 billion. FEMSA Comercio accounted for the majority of the incremental consolidated revenues. For the first nine months of 2010, comparable consolidated total revenues increased 6.8% to Ps. 123.650 billion.

Comparable gross profit increased 3.7% compared to 3Q09 to Ps.18.013 billion in 3Q10 mainly driven by FEMSA Comercio. Gross margin decreased 20 basis points compared to the same period in 2009 to 42.1% of total revenues.

For the first nine months of 2010, comparable gross profit increased 5.7% to Ps. 51.341 billion. Gross margin decreased 50 basis points compared to the same period in 2009 to 41.5% of total revenues. FEMSA Comercio’s gross profit improvement partially offset raw-material-driven cost pressures at Coca-Cola FEMSA.

Comparable income from operations increased 2.5% to Ps. 5.567 billion in 3Q10 as compared to the same period in 2009. Excluding one-time Heineken transaction-related expenses, comparable consolidated income from operations would have grown 5.2% in 3Q10.  Consolidated operating margin decreased 20 basis points compared to 3Q09 to 13.0% of total revenues, largely driven by pressure on the gross margin, one-time expenses related to the Heineken transaction, as well as by margin contraction at FEMSA Comercio.

For the first nine months of 2010, comparable income from operations increased 6.1% to Ps. 15.364 billion. Excluding those one-time Heineken transaction-related expenses, comparable consolidated income from operations would have grown 8.9% in that period.  Our consolidated operating margin year-to-date was 12.4% as a percentage of total revenues, a decrease of 10 basis points as compared to the same period of 2009, driven by pressure on the gross margin as well as by one-time expenses related to the Heineken transaction.

Net income from continuing operations increased 66.7% to Ps. 5.057 billion in 3Q10 compared to 3Q09, reflecting the fact that this line includes an estimate for three months of FEMSA’s 20% participation in Heineken’s second quarter 2010 net income. The figures also reflect modest growth in comparable income from operations as well as a shift from other expenses in 3Q09, to other income in 3Q10.  This shift was largely driven by the net effect of non-recurring items, including income from the sale of the Mundet brand to The Coca-Cola Company, and the restructuring of certain compensation plans at Coca Cola FEMSA.  The other income line partially offset a higher integral result of financing during the quarter. This increase in integral result of financing resulted mostly from a higher foreign exchange non-cash loss due to the sequential appreciation of the Mexican Peso and its impact on the dollar-denominated portion of our cash balance. The effective income tax rate on continuing operations was 29.8% in 3Q10 compared to 31.3% in 3Q09.

For the first nine months of 2010, net income for continuing operations increased 52.0% to Ps. 11.499 billion compared to the same period of 2009, primarily as a result of the combination of (i) the inclusion of an estimate for five months of FEMSA’s 20% participation in Heineken’s first half of 2010 net income, (ii) growth in income from operations, and (iii) a reduction in the other expenses line.

Net consolidated income increased 35.1% compared to 3Q09 to 5.057 billion in 3Q10, reflecting the double-digit increase in FEMSA’s net income from continuing operations. Net majority income for 3Q10 resulted in Ps. 1.10 per FEMSA Unit1. Net majority income per FEMSA ADS was US$ 0.87 for the quarter. For the first nine months of 2010, net majority income per FEMSA Unit1 was Ps. 9.84 (US$ 7.79 per ADS).

1
FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of September 30, 2010 was 3,578,226,270 equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

2	October 22, 2010

Capital expenditures increased to Ps. 3.141 billion in 3Q10, driven by higher capacity-related investments at Coca-Cola FEMSA and incremental investments in FEMSA Comercio related to store expansion.

Our consolidated balance sheet as of September 30, 2010, recorded a cash balance of Ps. 25.842 billion (US$ 2.047 billion), an increase of Ps. 9.883 billion (US$ 782.7 million) compared to the same period in 2009. Short-term debt was Ps. 3.763 billion (US$ 298.0 million), while long-term debt was Ps. 20.882 billion (US$ 1.654 billion). Our consolidated net cash balance was Ps. 1.197 billion (US$ 94.8 million).

Soft Drinks – Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or visit www.coca-colafemsa.com.

FEMSA Comercio

Total revenues increased 15.2% compared to 3Q09 to Ps. 16.219 billion in 3Q10 mainly driven by the opening of 180 net new stores in the quarter, reaching 1,017 total net new store openings in the last twelve months. As of September 30, 2010, FEMSA Comercio had a total of 8,011 convenience stores, which is slightly ahead of schedule relative to the objective for the year. Same-store sales increased an average of 4.4% for the quarter over 3Q09, reflecting a 2.5% increase in average customer ticket and a 1.9% increase in store traffic. During the quarter, the same-store sales, ticket and traffic dynamics continued to reflect a small effect from the mix shift from physical prepaid wireless air-time cards to the sale of electronic air-time, for which only the margin is recorded, not the full amount of the electronic recharge. On a comparable basis excluding this change, the average ticket would have grown slightly more than the reported figure.

For the first nine months of 2010, total revenues increased 15.3% to Ps. 45.478 billion. FEMSA Comercio´s same-store sales increased an average of 4.3%, driven by a 3.3% increase in store traffic, which still reflects a small effect from the mix shift from physical prepaid wireless air-time cards to the sale of electronic air-time, as described above.

Gross profit increased by 18.2% in 3Q10 compared to 3Q09, resulting in a 90 basis point gross margin expansion to reach 33.8% of total revenues. This increase reflects a positive mix shift due to the growth of higher margin categories, a more effective collaboration and execution with our key supplier partners combined with a more efficient use of promotion-related marketing resources, and to a lesser extent, the continued mix shift towards electronic air-time recharges as described above. For the first nine months of 2010, gross margin expanded by 100 basis points to 32.7% of total revenues.

Income from operations increased 9.0% over 3Q09 to Ps. 1.343 billion in 3Q10. Operating expenses increased 21.5% to Ps. 4.136 billion, largely driven by the growing number of stores as well as by incremental expenses such as (i) higher utility tariffs at the store level, (ii) the strengthening of FEMSA Comercio’s organizational structure, mainly IT-related, which was deferred last year in response to the challenging economic environment that prevailed in Mexico, and (iii) one-time expenses related to floods in the state of Veracruz and others.  As a result, operating margin contracted 50 basis points compared to 3Q09, representing 8.3% of total revenues. For the first nine months of 2010, income from operations increased 15.0% to Ps. 3.222 billion, resulting in an operating margin of 7.1%, which is in line with the prior year.

3	October 22, 2010

Recent Developments

•
During the Third Quarter of 2010, FEMSA sold the Mundet brand to The Coca-Cola Company.  Mundet is a 100-plus year old brand acquired by FEMSA in 2001, and its flagship, Sidral Mundet, is a leading product with real apple content.

•
On September 16, 2010, FEMSA signed definitive agreements to sell its flexible packaging operations, Grafo Regia.  This transaction is consistent with FEMSA’s strategy to divest non-core assets.  The operation is subject to certain conditions, including approval from the corresponding regulatory authorities, and is expected to close during the fourth quarter of 2010.

•	On October 20, 2010 FEMSA’s Board of Directors approved the adoption of International Financial Reporting Standards (IFRS) beginning on January 1, 2011, one year before the mandated deadline.

CONFERENCE CALL INFORMATION:

Our Third Quarter Conference Call will be held on: Friday October 22, 2010, 9:00 AM Eastern Time (8:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (877) 573-3228 International: (706) 679-0077, Conference Id 16869822. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call audio will be available on http://ir.FEMSA.com/results.cfm

FEMSA is a leading company that participates in the non-alcoholic beverage industry through Coca-Cola FEMSA, the largest independent bottler of Coca-Cola products in the world in terms of sales volume; in the retail industry through FEMSA Comercio, operating the largest and fastest-growing chain of convenience stores in Latin America, and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world’s leading brewers with operations in over 70 countries.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at September 30, 2010, which was 12.6270 Mexican pesos per US dollar.

FORWARD LOOKING STATEMENTS
This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Five pages of tables and Coca-Cola FEMSA’s press release to follow.

4	October 22, 2010

FEMSA
Consolidated Income Statement
Millions of Pesos
For the third quarter of:

	For the third quarter of:					For the nine months of:
	2010 (A)	% of rev.	2009 (A)	% of rev.	% Increase	2010 (A)	% of rev.	2009 (A)	% of rev.	% Increase
Total revenues	42,782	100.0	41,037	100.0	4.3	123,650	100.0	115,829	100.0	6.8
Cost of sales	24,769	57.9	23,675	57.7	4.6	72,309	58.5	67,236	58.0	7.5
Gross profit	18,013	42.1	17,362	42.3	3.7	51,341	41.5	48,593	42.0	5.7
Administrative expenses	2,002	4.7	1,778	4.3	12.6	5,699	4.6	5,385	4.6	5.8
Selling expenses	10,444	24.4	10,155	24.8	2.8	30,278	24.5	28,725	24.9	5.4
Operating expenses	12,446	29.1	11,933	29.1	4.3	35,977	29.1	34,110	29.5	5.5
Income from operations	5,567	13.0	5,429	13.2	2.5	15,364	12.4	14,483	12.5	6.1
Other (expenses) income	224		(396)		N.S.	(299)		(1,264)		(76.3)
Interest expense	(784)		(916)		(14.4)	(2,263)		(3,109)		(27.2)
Interest income	154		291		(47.1)	685		876		(21.8)
Interest expense, net	(630)		(625)		0.8	(1,578)		(2,233)		(29.3)
Foreign exchange (loss) gain	(238)		(68)		N.S.	(599)		(414)		44.7
(Loss) gain on monetary position	21		159		(86.8)	282		370		(23.8)
Gain (loss) on financial instrument(1)	49		(83)		N.S.	151		32		N.S.
Integral result of financing	(798)		(617)		29.3	(1,744)		(2,245)		(22.3)
Participation in Heineken results(2)	2,214		-		N.S.	2,722		-		N.S.
Income before income tax	7,207		4,416		63.2	16,043		10,974		46.2
Income tax	2,150		1,382		55.6	4,544		3,407		33.4
Net income from continuing operations	5,057		3,034		66.7	11,499		7,567		52.0
Gain from transaction with Heineken, net of taxes(3)	-		-		N.S.	26,465		-		N.S.
Net Income from FEMSA's former beer operations(4)	-		708		N.S.	706		1,390		(49.2)
Net consolidated income	5,057		3,742		35.1	38,670		8,957		N.S.
Net majority income	3,940		2,520		56.3	35,194		5,823		N.S.
Net minority income	1,117		1,222		(8.6)	3,476		3,134		10.9

(A) This information is presented on a comparable basis.

EBITDA & CAPEX
Income from operations	5,567	13.0	5,429	13.2	2.5	15,364	12.4	14,483	12.5	6.1
Depreciation	933	2.2	905	2.2	3.1	2,760	2.2	2,798	2.4	(1.4)
Amortization & other(5)	540	1.3	479	1.2	12.7	1,506	1.3	1,217	1.1	23.7
EBITDA	7,040	16.5	6,813	16.6	3.3	19,630	15.9	18,498	16.0	6.1
CAPEX	3,141		2,387		31.6	7,384		5,387		37.1

FINANCIAL RATIOS	2010		2009		Var. p.p.
Liquidity(6)	1.58		1.06		0.52
Interest coverage(7)	11.17		10.90		0.27
Leverage(8)	0.47		0.99		(0.52)
Capitalization(9)	14.36%		22.22%		(7.86)
(1) Includes solely derivative instruments that do not meet hedging criteria for accounting purposes.
(2) Represents the estimated equity-method participation in Heinekens June 2010 net income, adjusted to reflect FEMSA's former beer operations.
(3) Represents the difference between the market value of the Heineken shares (20% equity interest) and the book value of FEMSA's former beer operations,  net of transaction tax, as of the closing date.
(4) Represents the net income of FEMSA's former beer operations for the period ended April 30.
(5) Includes returnable bottle breakage expense.
(6) Total current assets / total current liabilities.
(7) Income from operations + depreciation + amortization & other / interest expense, net.
(8)  Total liabilities / total stockholders' equity.
(9) Total debt / long-term debt + stockholders' equity.
Total debt = short-term bank loans + current maturities long-term debt + long-term bank loans.

5	October 22, 2010

FEMSA
Consolidated Balance Sheet
Millions of Pesos
As of September 30:

ASSETS	2010 (A)	2009 (A)	% Increase
Cash and cash equivalents	25,842	15,959	61.9
Accounts receivable	6,200	5,369	15.5
Inventories	9,960	8,952	11.3
Other current assets	4,332	4,201	3.1
Current assests of Beer Operations	-	20,515	N.S.
Total current assets	46,334	54,996	(15.8)
Investments in shares	73,626	2,130	N.S.
Property, plant and equipment, net	41,320	39,289	5.2
Intangible assets(1)	52,399	52,245	0.3
Other assets	8,264	15,865	(47.9)
Non-Current assests of Beer Operations	-	54,923	N.S.
TOTAL ASSETS	221,943	219,448	1.1

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	2,023	3,021	(33.1)
Current maturities long-term debt	1,740	5,240	(66.8)
Interest payable	122	155	(21.3)
Operating liabilities	25,369	32,579	(22.1)
Current liabilities of Beer Operations	-	10,772	N.S.
Total current liabilities	29,254	51,767	(43.5)
Long-term debt (2)	20,882	20,828	0.3
Labor liabilities	1,863	1,725	8.0
Other liabilities	19,227	8,296	N.S.
Non-Current liabilities of Beer Operations	-	26,754	N.S.
Total liabilities	71,226	109,370	(34.9)
Total stockholders’ equity	150,717	110,078	36.9
LIABILITIES AND STOCKHOLDERS’ EQUITY	221,943	219,448	1.1
(A) This information is presented on a comparable basis.
(1) Includes mainly the intangible assets generated by acquisitions.
(2) Includes the effect of assigned and non assigned derivative financial instruments on long-term debt, for accountig purposes.

	September 30, 2010
DEBT MIX	Ps.	% Integration	Average Rate
Denominated in:
Mexican pesos	13,287	53.9%	6.1%
Dollars	8,292	33.7%	4.5%
Colombian pesos	1,688	6.9%	4.5%
Argentinan pesos	1,191	4.8%	16.6%
Venezuelan bolivars	86	0.3%	12.0%
Brazilian Reals	101	0.4%	4.5%
Total debt	24,645	100.0%	6.1%

Fixed rate(1)	12,093	49.1%
Variable rate(1)	12,552	50.9%

% of Total Debt	2010	2011	2012	2013	2014	2015	2016+
DEBT MATURITY PROFILE	2.2%	13.1%	15.7%	16.1%	5.7%	11.5%	35.7%
(1) Includes the effect of interest rate swaps.

6	October 22, 2010

Coca-Cola FEMSA
Results of Operations
Millions of Pesos
For the third quarter of:

	For the third quarter of:					For the nine months of:
	2010 (A)	% of rev.	2009 (A)	% of rev.	% Increase	2010 (A)	% of rev.	2009 (A)	% of rev.	% Increase
Total revenues	25,675	100.0	26,007	100.0	(1.3)	75,097	100.0	73,358	100.0	2.4
Cost of sales	13,546	52.8	13,943	53.6	(2.8)	40,307	53.7	39,128	53.3	3.0
Gross profit	12,129	47.2	12,064	46.4	0.5	34,790	46.3	34,230	46.7	1.6
Administrative expenses	1,107	4.3	1,137	4.4	(2.6)	3,181	4.2	3,582	4.9	(11.2)
Selling expenses	6,773	26.4	6,968	26.8	(2.8)	19,661	26.2	19,669	26.8	0.0
Operating expenses	7,880	30.7	8,105	31.2	(2.8)	22,842	30.4	23,251	31.7	(1.8)
Income from operations	4,249	16.5	3,959	15.2	7.3	11,948	15.9	10,979	15.0	8.8
Depreciation	642	2.5	672	2.6	(4.5)	1,942	2.6	2,113	2.9	(8.1)
Amortization & other	348	1.4	317	1.2	9.8	961	1.3	734	0.9	30.9
EBITDA	5,239	20.4	4,948	19.0	5.9	14,851	19.8	13,826	18.8	7.4
Capital expenditures	2,231		1,542		44.7	4,947		3,321		48.9
(A) Average Mexican Pesos of each year.

Sales volumes
(Millions of unit cases)
Mexico	315.6	51.2	321.4	52.2	(1.8)	930.0	50.6	923.0	52.0	0.8
Latincentro	143.8	23.3	151.8	24.7	(5.3)	440.5	23.9	426.9	24.0	3.2
Mercosur	157.0	25.5	142.4	23.1	10.2	469.1	25.5	426.9	24.0	9.9
Total	616.4	100.0	615.6	100.0	0.1	1,839.6	100.0	1,776.8	100.0	3.5

7	October 22, 2010

FEMSA Comercio
Results of Operations
Millions of Pesos
For the third quarter of:

	For the third quarter of:					For the nine months of:
	2010 (A)	% of rev.	2009 (A)	% of rev.	% Increase	2010 (A)		% of rev.	2009 (A)		% of rev.	% Increase
Total revenues	16,219	100.0	14,080	100.0	15.2	45,478		100.0	39,435		100.0	15.3
Cost of sales	10,740	66.2	9,443	67.1	13.7	30,596		67.3	26,921		68.3	13.7
Gross profit	5,479	33.8	4,637	32.9	18.2	14,882		32.7	12,514		31.7	18.9
Administrative expenses	316	1.9	232	1.6	36.2	876		1.9	682		1.7	28.4
Selling expenses	3,820	23.6	3,173	22.5	20.4	10,784		23.7	9,031		22.9	19.4
Operating expenses	4,136	25.5	3,405	24.1	21.5	11,660		25.6	9,713		24.6	20.0
Income from operations	1,343	8.3	1,232	8.8	9.0	3,222		7.1	2,801		7.1	15.0
Depreciation	252	1.6	207	1.5	21.7	724		1.6	607		1.5	19.3
Amortization & other	157	0.9	130	0.8	20.8	441		0.9	383		1.0	15.1
EBITDA	1,752	10.8	1,569	11.1	11.7	4,387		9.6	3,791		9.6	15.7
Capital expenditures	822		701		17.3	2,188			1,872			16.9
(A) Average Mexican Pesos of each year.

Information of OXXO Stores
Total stores						8,011			6,994			14.5
Net new convenience stores	180		183		(1.6)	1,017	(2)		906	(2)		12.3
Same store data: (1)
Sales (thousands of pesos)	648.2		620.8		4.4	628.4			602.5			4.3
Traffic (thousands of transactions)	26.0		25.5		1.9	25.4			24.6			3.3
Ticket (pesos)	24.9		24.3		2.5	24.7			24.5			0.9
(1) Monthly average information per store, considering same stores with more than 12 months of operations.
(2) For the last twelve months for each period.

8	October 22, 2010

FEMSA
Macroeconomic Information

				End of period, Exchange Rates
	Inflation			Sep-10		Sep-09
		Sep- 09 -	December 09 -
	3Q 2010	Sep-10	Sep-10	Per USD	Per Mx. Peso	Per USD	Per Mx. Peso
Mexico	1.02%	3.70%	2.43%	12.50	1.0000	13.50	1.0000
Colombia	-0.07%	2.27%	2.39%	1,799.89	0.0069	1,922.00	0.0070
Venezuela	4.21%	27.92%	21.20%	4.30	2.9072	2.15	6.2810
Brazil	0.40%	4.68%	3.80%	1.69	7.3788	1.78	7.5947
Argentina	2.28%	11.09%	8.29%	3.96	3.1568	3.84	3.5140
Euro Zone	0.06%	1.48%	1.11%	0.73	17.0617	0.71	19.0869

9	October 22, 2010

2010 THIRD-QUARTER AND FIRST NINE-MONTH RESULTS

	Third Quarter			YTD
	2010	2009	Δ%	2010	2009	Δ%

Total Revenues	25,675	26,007	-1.3%	75,097	73,358	2.4%
Gross Profit	12,129	12,064	0.5%	34,790	34,230	1.6%
Operating Income	4,249	3,959	7.3%	11,948	10,979	8.8%
Net Controlling Interest Income	2,126	2,134	-0.4%	6,758	5,679	19.0%
EBITDA(1)	5,239	4,948	5.9%	14,851	13,826	7.4%

Net Debt (2)	5,949	5,971	-0.4%

Net Debt / EBITDA (3)	0.29	0.31
EBITDA/ Interest Expense, net (3)	13.84	10.35
Earnings per Share (3)	4.81	3.54
Capitalization(4)	20.0%	20.2%
Expressed in millions of Mexican pesos.
(1) EBITDA = Operating income + Depreciation + Amortization & Other operative Non-cash Charges.
See reconciliation table on page 9 except for Earnings per Share
(2) Net Debt = Total Debt - Cash
(3) LTM figures
(4) Total debt / (long-term debt + shareholders' equity)

           Total revenues reached Ps. 25,675 million in the third quarter of 2010, a decrease of 1.3% compared to the third quarter of 2009 mainly as a result of the devaluation of the Venezuelan bolivar, which was partially compensated by double-digit total revenue growth in our Mercosur division and a low single-digit total revenue growth in our Mexico division. On a currency neutral basis, total revenues grew approximately 13%.

            Consolidated operating income grew 7.3% to Ps. 4,249 million for the third quarter of 2010, driven by double-digit operating income growth recorded in our Mercosur division. Our operating margin was 16.5% in the third quarter of 2010.

Consolidated net controlling interest income remained stable reaching Ps. 2,126 million in the third quarter of 2010, resulting in earnings per share of Ps. 1.15 in the third quarter of 2010.

Mexico City (October 21, 2010), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest public Coca-Cola bottler in the world in terms of sales volume, announces results for the third quarter of 2010.

"Our increased profitability for the quarter highlights the benefits of our balanced, geographically diversified portfolio of franchise territories. Despite tough weather conditions in our Mexico and Latincentro divisions, strong performance from our Brazilian franchise, in combination with our pricing initiatives across our territories, drove our local currency top-line growth for the quarter. We are pleased to have successfully integrated the “Matte Leao” product line in Brazil, adding a strong brand in the tea category to our portfolio. This not only satisfies our consumers’ preferences, but also reinforces the non-carbonated beverage platform that we operate together with our partner, The Coca-Cola Company, and the rest of the Brazilian Coca-Cola system. The financial flexibility we have achieved over the past several years demonstrates our ability to operate our business in challenging environments. As we continue to analyze the opportunities in the beverage industry, we will maintain our disciplined and efficient efforts to grow our business both organically and through acquisitions that create value for our shareholders." said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

October 21, 2010	Page 10

CONSOLIDATED RESULTS

Our consolidated total revenues decreased 1.3% to Ps. 25,675 million in the third quarter of 2010, compared to the third quarter of 2009 mainly as a result of the devaluation of the Venezuelan bolivar. On a currency neutral basis, total revenues grew approximately 13%, mainly driven by the strong performance of our Mercosur division, in combination with average price per unit case growth across our territories.

Total sales volume increased 0.1% to reach 616.4 million unit cases in the third quarter of 2010 as compared to the same period in 2009. Strong volume growth across all categories in our Mercosur division, mainly driven by a 10% increase in the Coca-Cola brand, was compensated by volume declines in our Latincentro and Mexico divisions.

Our gross profit increased 0.5% to Ps. 12,129 million in the third quarter of 2010, compared to the third quarter of 2009. Cost of goods sold decreased 2.8%, mainly as a result of the devaluation of the Venezuelan bolivar. In local currency, cost of goods sold increased mainly driven by higher year-over-year sweetener costs across our territories, which were partially offset by the appreciation of the Mexican peso,(1) the Colombian peso(1) and the Brazilian real (1) as applied to our U.S. dollar-denominated raw material costs. Leverage achieved through higher average prices per unit case in local currency resulted in a gross margin expansion of 80 basis points to reach 47.2% in the third quarter of 2010.

Our consolidated operating income increased 7.3% to Ps. 4,249 million in the third quarter of 2010, driven by double-digit operating income growth in our Mercosur division. Operating expenses decreased 2.8% in the third quarter of 2010 mainly as a result of the devaluation of the Venezuelan bolivar. In local currency, operating expenses grew mainly as a result of (i) continued marketing investment in our Mexico division to support our execution in the marketplace, widen our cooler coverage and broaden our returnable base availability, (ii) higher labor and freight costs in Argentina and (iii) higher labor costs in Venezuela. Our operating margin was 16.5% in the third quarter of 2010, an expansion of 130 basis points compared to the same period in 2009.

During the third quarter of 2010, we recorded Ps. 443 million in the other expense, net line. These expenses mainly reflect the restructuring of certain compensation plans and the recording of employee profit sharing.

Our comprehensive financing result in the third quarter of 2010 recorded an expense of Ps. 512 million as compared to an expense of Ps. 378 million in the same period of 2009.

During the third quarter of 2010, income tax, as a percentage of income before taxes, was 31.7% compared to 30.9% in the same period of 2009.

Our consolidated net controlling interest income(2) remained stable at Ps. 2,126 million in the third quarter of 2010 as compared to the third quarter of 2009. Earnings per share (EPS) in the third quarter of 2010 were Ps. 1.15 (Ps. 11.51 per ADS) computed on the basis of 1,846.5 million shares outstanding (each ADS represents 10 local shares).

(1) See page 14 for average and end of period exchange rates for the third quarter.
(2) Previously referred to as Majority Net Income; name changed in accordance with Mexican Financial Reporting Standards.

October 21, 2010	Page 11

BALANCE SHEET

As of September 30, 2010, we had a cash balance of Ps. 11,235 million, including US$ 591 million denominated in U.S. dollars, an increase of Ps. 1,281 million compared to December 31, 2009, mainly as a result of cash generated by our operations, net of debt and dividend payments made during the year.

As of September 30, 2010, total short-term debt was Ps. 2,301 million and long-term debt was Ps. 14,883 million. Total debt increased Ps. 1,259 million. During February we issued a Yankee Bond in the amount of US$ 500 million. We used the proceeds to pay the maturity of our Ps. 2,000 million and Ps. 1,000 million Certificados Bursátiles on February and April, respectively, and to prepay US$ 202 million of bilateral loans. During the third quarter, we increased our debt denominated in Colombian pesos by an amount equivalent to US$ 97 million. KOF’s total debt balance includes U.S. dollar-denominated debt in the amount of US$ 673 million.(1)

The weighted average cost of debt for the quarter was 5.8%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of September 30, 2010:

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)
Mexican pesos	33.8%	38.0%
U.S. dollars	48.4%	4.6%
Colombian pesos	9.8%	100.0%
Venezuelan bolivars	0.5%	0.0%
Argentine pesos	6.9%	0.0%

(1)	After giving effect to cross-currency swaps and interest rate swaps.
(2)	Calculated by weighting each year’s outstanding debt balance mix.

Debt Maturity Profile

Maturity Date	2010	2011	2012	2013	2014	2015+
% of Total Debt	3.1%	10.1%	22.6%	2.7%	8.2%	53.3%

Consolidated Cash Flow
Expressed in millions of Mexican pesos (Ps.) as of Septiembre 30, 2010

Sep-10
Ps.
Income before taxes	10,011
Non cash charges to net income	4,472
14,483
Change in working capital	(4,182)
Resources Generated by Operating Activities	10,301
Investments	(5,243)
Debt and notes	2,041
Dividends declared and paid	(2,612)
Other	(1,529)
Increase in cash and cash equivalents	2,958
Cash, cash equivalents and marketable securities at begining of period	9,954
Translation Effect	(1,677)
Cash, cash equivalents and marketable securities at end of period	11,235

The differences between the items presented in the balance sheet and the cash flow are related to the fact that the cash flow is presented on a historical basis and the balance sheet is presented in nominal terms. These differences are presented separately as a part of the translation effect in the cash flow, in accordance with the Mexican Financial Reporting Standards.

October 21, 2010	Page 12

MEXICO DIVISION OPERATING RESULTS

Revenues

Total revenues from our Mexico division increased 3.4% to Ps. 9,903 million in the third quarter of 2010, as compared to the same period in 2009. Increased average price per unit case accounted for incremental revenues during the quarter. Average price per unit case reached Ps. 31.22, an increase of 5.0%, as compared to the third quarter of 2009, mainly reflecting selective price increases across our product portfolio implemented over the past several months. Excluding bulk water under the Ciel brand, our average price per unit case was Ps. 36.18, a 4.4% increase as compared to the same period in 2009.

Total sales volume decreased 1.8% to 315.6 million unit cases in the third quarter of 2010, as compared to the third quarter of 2009. Sparkling beverage volume declined 1% and our bottled water and still beverage categories decreased almost 4%, each.

Operating Income

Our gross profit increased 3.8% to Ps. 4,886 million in the third quarter of 2010 as compared to the same period in 2009. Cost of goods sold increased 2.9% as a result of higher sweetener costs, which were partially compensated by the appreciation of the Mexican peso(1) as applied to our U.S. dollar-denominated raw material costs. Leverage achieved through higher average prices per unit case resulted in a gross margin expansion of 20 basis points to reach 49.3% in the third quarter of 2010.

Operating income decreased 1.4% to Ps. 1,675 million in the third quarter of 2010, compared to Ps. 1,699 million in the same period of 2009. Operating expenses grew 6.7% mainly due to continued marketing investment to support our execution in the marketplace, widen our cooler coverage and broaden our returnable base availability. Our operating margin was 16.9% in the third quarter of 2010, compared to 17.7% in the same period of 2009.

(1) See page 14 for average and end of period exchange rates for the third quarter.

October 21, 2010	Page 13

LATINCENTRO DIVISION OPERATING RESULTS (Colombia, Venezuela, Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Total revenues reached Ps. 7,649 million in the third quarter of 2010, a decrease of 22.3% as compared to the same period of 2009 mainly as a result of the devaluation of the Venezuelan bolivar. On a currency neutral basis, total revenues increased approximately 16% due to selective pricing initiatives implemented over the past several months across the division.

Total sales volume in our Latincentro division decreased 5.3% to 143.8 million unit cases in the third quarter of 2010 as compared to the same period of 2009. Sparkling beverage volume declined 5% and our bottled water and still beverage categories decreased 5% and 9%, respectively.

Operating Income

Gross profit reached Ps. 3,600 million, a decrease of 19.5% in the third quarter of 2010, as compared to the same period of 2009. Cost of goods sold decreased 24.6% mainly as a result of the devaluation of the Venezuelan bolivar. In local currency, cost of goods sold increased mainly as a result of higher year-over-year sweetener costs across the division, which were partially compensated by the appreciation of the Colombian peso(1) as applied to our U.S. dollar-denominated raw material costs. Leverage achieved by higher average prices per unit case in local currency resulted in a gross margin expansion of 170 basis points to 47.1% in the third quarter of 2010.

Our operating income decreased 3.4% to Ps. 1,257 million in the third quarter of 2010, compared to the third quarter of 2009. Operating expenses decreased 26.1% mainly as a result of the devaluation of the Venezuelan bolivar. In local currency, operating expenses grew as a result of higher labor costs in Venezuela and continued marketing investments to support our still beverage platform in Central America. Our operating margin reached 16.4% in the third quarter of 2010, as compared to 13.2% in the same period of 2009.

(1) See page 14 for average and end of period exchange rates for the third quarter.

October 21, 2010	Page 14

MERCOSUR DIVISION OPERATING RESULTS (Brazil and Argentina)

Volume and average price per unit case exclude beer results.

Revenues

Total revenues increased 23.4% to Ps. 8,123 million in the third quarter of 2010, as compared to the same period of 2009. Excluding beer, which accounted for Ps. 819 million during the quarter, revenues increased 23.0% to Ps. 7,304 million. Higher average prices per unit case and volume growth accounted for the majority of incremental revenues. On a currency neutral basis, our Mercosur division’s revenues increased approximately 23%.

Total sales volume in our Mercosur division increased 10.2% to 157.0 million unit cases in the third quarter of 2010 as compared to the same period of 2009. Volume growth was a result of (i) a 9% growth in sparkling beverages, mainly driven by the strong performance of the Coca-Cola brand in Brazil and Argentina, growing 12% and 5% respectively, accounting for approximately 80% of incremental volumes, (ii) a 31% growth in the still beverage category, driven by the Jugos del Valle line of business in Brazil and Aquarius flavored water in Argentina, contributing more than 10% of incremental volumes, and (iii) a 20% increase in our bottled water category, representing the balance.

Operating Income

In the third quarter of 2010, our gross profit increased 26.2% to Ps. 3,643 million, as compared to the same period in 2009. Cost of goods sold increased 21.2% mainly due to higher sweetener costs in the division and higher PET costs in Argentina, which were partially compensated by the appreciation of the Brazilian real(1) as applied to our U.S. dollar-denominated raw material costs. Leverage achieved by higher revenues resulted in a gross margin expansion of 100 basis points to reach 44.8% in the third quarter of 2010.

Operating income increased 37.3%, reaching Ps. 1,317 million in the third quarter of 2010, as compared to Ps. 959 million in the same period of 2009. Operating expenses increased 20.7%, mainly driven by higher labor and freight costs in Argentina. Our operating margin was 16.2% in the third quarter of 2010, an expansion of 160 basis points as compared to the third quarter of 2009.

(1) See page 14 for average and end of period exchange rates for the third quarter.

October 21, 2010	Page 15

SUMMARY OF NINE-MONTH RESULTS

Our consolidated total revenues increased 2.4% to Ps. 75,097 million in the first nine months of 2010, as compared to the same period of 2009, as a result of revenue growth in our Mercosur and Mexico divisions and despite the devaluation of the Venezuelan bolivar. On a currency neutral basis and excluding the acquisition of Brisa in Colombia, total revenues increased approximately 16% in the first nine months of 2010.

Total sales volume increased 3.5% to 1,839.6 million unit cases in the first nine months of 2010, as compared to the same period in 2009. The sparkling beverage category, driven by a 4% growth of the Coca-Cola brand, contributed approximately 70% of incremental volumes. The consolidation of the Brisa water brand in Colombia drove a 4% growth in our bottled water portfolio, accounting for more than 15% of incremental volumes, and the still beverage category, mainly driven by the performance of the Jugos del Valle line of business across our territories, grew 10%, representing the balance. Excluding the non-comparable effect of Brisa, total sales volume increased 2.4% to reach 1,819.7 million unit cases.

Our gross profit increased 1.6% to Ps. 34,790 million in the first nine months of 2010, as compared to the same period of 2009. Cost of goods sold increased 3.0% as a result of higher cost of sweetener across our operations, which was partially offset by the appreciation of the Brazilian real,(1) the Colombian peso(1) and the Mexican peso (1) as applied to our U.S. dollar-denominated raw material costs. Gross margin reached 46.3% for the first nine months of 2010, a decrease of 40 basis points as compared to the same period of 2009.

Our consolidated operating income increased 8.8% to Ps. 11,948 million in the first nine months of 2010, as compared to the same period of 2009. Our Mercosur and Latincentro divisions accounted for this growth. Our operating margin was 15.9% for the first nine months of 2010, a 90 basis points expansion as compared to the same period of 2009.

Our consolidated net controlling interest income(2) increased by 19.0% to Ps. 6,758 million in the first nine months of 2010 as compared to the same period of 2009, mainly as a result of higher operating income. Earnings per share (EPS) in the first nine months of 2010 were Ps. 3.66 (Ps. 36.60 per ADS) computed on the basis of 1,846.5 million shares outstanding (each ADS represents 10 local shares).

(1)	See page 14 for average and end of period exchange rates for the third quarter and nine months.
(2)	Previously referred to as Majority Net Income; name changed in accordance with Mexican Financial Reporting Standards.

October 21, 2010	Page 16

RECENT DEVELOPMENTS

During the third quarter, Coca-Cola FEMSA completed a transaction with a Brazilian subsidiary of The Coca-Cola Company to produce, sell and distribute Matte Leao branded products. This transaction will reinforce the Company’s non-carbonated product offering through the platform that is operated by The Coca-Cola Company and its Bottling Partners in Brazil. As a part of the agreement, Coca-Cola FEMSA has been selling and distributing certain Matte Leao branded ready-to-drink products since the first quarter of 2010.

On October 14th, 2010 our Company announced that it signed a memorandum of understanding by which it could acquire all of the shares of Grupo Industrias Lácteas in Panama. This understanding provides Coca-Cola FEMSA exclusivity for the purposes of this process, which will include the completion of legal, financial, and operating due diligence.  Any resulting transaction would be subject to customary government and regulatory approvals and corporate authorizations. This transaction would allow the Company to enter into the milk and dairy products category. Assuming the transaction is approved and completed successfully, this business would subsequently become part of the non-carbonated beverage platform that Coca-Cola FEMSA shares with its partner, The Coca-Cola Company

On October 19, 2010 our Board of Directors approved the anticipated adoption of International Financial Reporting Standards beginning on January 1, 2011.

CONFERENCE CALL INFORMATION

Our third-quarter 2010 Conference Call will be held on: October 21, 2010, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through October 28, 2010. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 96651005.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and part of the state of Minas Gerais) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 31 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

❖ ❖ ❖

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

❖ ❖ ❖
(6 pages of tables to follow)

October 21, 2010	Page 17

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)

	3Q 10	% Rev	3Q 09	% Rev	Δ%	YTD 10	% Rev	YTD 09	% Rev	Δ%
Volume (million unit cases) (2)	616.4		615.6		0.1%	1,839.6		1,776.8		3.5%
Average price per unit case (2)	40.13		41.03		-2.2%	39.38		40.02		-1.6%
Net revenues	25,554		25,901		-1.3%	74,769		72,964		2.5%
Other operating revenues	121		106		14.2%	328		394		-16.8%
Total revenues	25,675	100%	26,007	100%	-1.3%	75,097	100%	73,358	100%	2.4%
Cost of goods sold	13,546	52.8%	13,943	53.6%	-2.8%	40,307	53.7%	39,128	53.3%	3.0%
Gross profit	12,129	47.2%	12,064	46.4%	0.5%	34,790	46.3%	34,230	46.7%	1.6%
Operating expenses	7,880	30.7%	8,105	31.2%	-2.8%	22,842	30.4%	23,251	31.7%	-1.8%
Operating income	4,249	16.5%	3,959	15.2%	7.3%	11,948	15.9%	10,979	15.0%	8.8%
Other expenses, net	443		341		29.9%	866		1,158		-25.2%
Interest expense	506		455		11.2%	1,302		1,496		-13.0%
Interest income	53		70		-24.3%	209		192		8.9%
Interest expense, net	453		385		17.7%	1,093		1,304		-16.2%
Foreign exchange loss	163		71		129.6%	452		374		20.9%
Gain on monetary position in Inflationary subsidiries	(23)		(161)		-85.7%	(285)		(374)		-23.8%
Market value (gain) loss on ineffective portion of derivative instruments	(81)		83		-197.6%	(189)		(27)		600.0%
Comprehensive financing result	512		378		35.4%	1,071		1,277		-16.1%
Income before taxes	3,294		3,240		1.7%	10,011		8,544		17.2%
Income taxes	1,045		1,002		4.3%	2,907		2,606		11.6%
Consolidated net income	2,249		2,238		0.5%	7,104		5,938		19.6%
Net controlling interest income	2,126	8.3%	2,134	8.2%	-0.4%	6,758	9.0%	5,679	7.7%	19.0%
Net non-controlling interest income	123		104		18.3%	346		259		33.6%
Operating income	4,249	16.5%	3,959	15.2%	7.3%	11,948	15.9%	10,979	15.0%	8.8%
Depreciation	642		672		-4.5%	1,942		2,113		-8.1%
Amortization and other operative non-cash charges	348		317		9.8%	961		734		30.9%
EBITDA (3)	5,239	20.4%	4,948	19.0%	5.9%	14,851	19.8%	13,826	18.8%	7.4%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) EBITDA = Operating Income + depreciation, amortization & other operative non-cash charges.
As of June 1st, 2009, we integrated the operation of Brisa in the results of Colombia.

October 21, 2010	Page 18

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.
Assets	Sep 10		Dec 09
Current Assets
Cash, cash equivalents and marketable securities	Ps.	11,235	Ps.	9,954
Total accounts receivable		4,753		5,931
Inventories		5,052		5,002
Other current assets		2,323		2,752
Total current assets		23,363		23,639
Property, plant and equipment
Property, plant and equipment		56,815		58,640
Accumulated depreciation		(25,383)		(27,397)
Total property, plant and equipment, net		31,432		31,243
Other non-current assets		54,984		55,779
Total Assets	Ps.	109,779	Ps.	110,661

Liabilities and Shareholders' Equity	Sep 10		Dec 09
Current Liabilities
Short-term debt and notes	Ps.	2,301	Ps.	5,427
Suppliers		8,222		9,368
Other current liabilities		6,459		8,653
Total Current Liabilities		16,982		23,448
Long-term debt and notes		14,883		10,498
Other long-term liabilities		6,943		8,243
Total Liabilities		38,808		42,189
Shareholders' Equity
Non-controlling interest		2,445		2,296
Total controlling interest		68,526		66,176
Total shareholders' equity		70,971		68,472
Liabilities and Shareholders' Equity	Ps.	109,779	Ps.	110,661

October 21, 2010	Page 19

Mexico Division
Expressed in millions of Mexican pesos(1)

	3Q 10	% Rev	3Q 09	% Rev	Δ%	YTD 10	% Rev	YTD 09	% Rev	Δ%
Volume (million unit cases)	315.6		321.4		-1.8%	930.0		923.0		0.8%
Average price per unit case	31.22		29.74		5.0%	30.95		29.63		4.4%
Net revenues	9,853		9,559		3.1%	28,781		27,353		5.2%
Other operating revenues	50		22		127.3%	80		118		-32.2%
Total revenues	9,903	100.0%	9,581	100.0%	3.4%	28,861	100.0%	27,471	100.0%	5.1%
Cost of goods sold	5,017	50.7%	4,874	50.9%	2.9%	14,698	50.9%	13,799	50.2%	6.5%
Gross profit	4,886	49.3%	4,707	49.1%	3.8%	14,163	49.1%	13,672	49.8%	3.6%
Operating expenses	3,211	32.4%	3,008	31.4%	6.7%	9,418	32.6%	8,740	31.8%	7.8%
Operating income	1,675	16.9%	1,699	17.7%	-1.4%	4,745	16.4%	4,932	18.0%	-3.8%
Depreciation, amortization & other operative non-cash charges	425	4.3%	401	4.2%	6.0%	1,321	4.6%	1,214	4.4%	8.8%
EBITDA (2)	2,100	21.2%	2,100	21.9%	0.0%	6,066	21.0%	6,146	22.4%	-1.3%
(1) Except volume and average price per unit case figures.
(2) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

Latincentro Division
Expressed in millions of Mexican pesos(1)

	3Q 10	% Rev	3Q 09	% Rev	Δ%	YTD 10	% Rev	YTD 09	% Rev	Δ%
Volume (million unit cases)	143.8		151.8		-5.3%	440.5		426.9		3.2%
Average price per unit Case	53.13		64.81		-18.0%	52.14		63.82		-18.3%
Net revenues	7,640		9,838		-22.3%	22,966		27,244		-15.7%
Other operating revenues	9		6		50.0%	33		12		175.0%
Total revenues	7,649	100.0%	9,844	100.0%	-22.3%	22,999	100.0%	27,256	100.0%	-15.6%
Cost of goods sold	4,049	52.9%	5,373	54.6%	-24.6%	12,326	53.6%	14,702	53.9%	-16.2%
Gross profit	3,600	47.1%	4,471	45.4%	-19.5%	10,673	46.4%	12,554	46.1%	-15.0%
Operating expenses	2,343	30.6%	3,170	32.2%	-26.1%	6,863	29.8%	9,123	33.5%	-24.8%
Operating income	1,257	16.4%	1,301	13.2%	-3.4%	3,810	16.6%	3,431	12.6%	11.0%
Depreciation, amortization & other operative non-cash charges	351	4.6%	340	3.5%	3.2%	1,019	4.4%	995	3.7%	2.4%
EBITDA (2)	1,608	21.0%	1,641	16.7%	-2.0%	4,829	21.0%	4,426	16.2%	9.1%
(1) Except volume and average price per unit case figures.
(2) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.
Since June 2009, we integrated Brisa in the operations of Colombia.

October 21, 2010	Page 20

Mercosur Division
Expressed in millions of Mexican pesos(1)
Financial figures include beer results
	3Q 10	% Rev	3Q 09	% Rev	Δ%	YTD 10	% Rev	YTD 09	% Rev	Δ%
Volume (million unit cases) (2)	157.0		142.4		10.2%	469.1		426.9		9.9%
Average price per unit case (2)	46.14		41.16		12.1%	44.12		38.66		14.1%
Net revenues	8,061		6,504		23.9%	23,022		18,367		25.3%
Other operating revenues	62		78		-20.5%	215		264		-18.6%
Total revenues	8,123	100.0%	6,582	100.0%	23.4%	23,237	100.0%	18,631	100.0%	24.7%
Cost of goods sold	4,480	55.2%	3,696	56.2%	21.2%	13,283	57.2%	10,627	57.0%	25.0%
Gross profit	3,643	44.8%	2,886	43.8%	26.2%	9,954	42.8%	8,004	43.0%	24.4%
Operating expenses	2,326	28.6%	1,927	29.3%	20.7%	6,561	28.2%	5,388	28.9%	21.8%
Operating income	1,317	16.2%	959	14.6%	37.3%	3,393	14.6%	2,616	14.0%	29.7%
Depreciation, Amortization & Other operative non-cash charges	214	2.6%	248	3.8%	-13.7%	563	2.4%	638	3.4%	-11.8%
EBITDA (3)	1,531	18.8%	1,207	18.3%	26.8%	3,956	17.0%	3,254	17.5%	21.6%
(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

October 21, 2010	Page 21

SELECTED INFORMATION

For the three months ended September 30, 2010 and 2009

Expressed in millions of Mexican pesos.

	3Q 10		3Q 09
Capex	2,230.9	Capex	1,541.5
Depreciation	642.0	Depreciation	672.0
Amortization & Other non-cash charges	348.0	Amortization & Other non-cash charges	317.0

VOLUME
Expressed in million unit cases

	3Q 10					3Q 09
	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total
Mexico	234.5	13.4	51.9	15.8	315.6	237.2	13.0	54.8	16.4	321.4
Central America	27.6	1.4	0.1	3.0	32.1	29.4	1.4	0.1	3.1	34.0
Colombia	41.2	5.8	7.4	4.4	58.8	43.1	7.0	7.3	4.7	62.1
Venezuela	48.1	2.9	0.8	1.1	52.9	50.7	2.8	0.7	1.5	55.7
Latincentro	116.9	10.1	8.3	8.5	143.8	123.2	11.2	8.1	9.3	151.8
Brazil	102.7	5.5	0.5	4.5	113.2	91.8	4.3	0.5	3.1	99.7
Argentina	40.2	0.3	0.2	3.1	43.8	39.4	0.4	0.2	2.7	42.7
Mercosur	142.9	5.8	0.7	7.6	157.0	131.2	4.7	0.7	5.8	142.4
Total	494.3	29.3	60.9	31.9	616.4	491.6	28.9	63.6	31.5	615.6
(1) Excludes water presentations larger than 5.0 Lt
(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(3) Still Beverages include flavored water

SELECTED INFORMATION

For the nine months ended September 30, 2010 and 2009

Expressed in millions of Mexican pesos.

	YTD 10		YTD 09
Capex	4,946.5	Capex	3,321.1
Depreciation	1,942.0	Depreciation	2,113.0
Amortization & Other non-cash charges	961.0	Amortization & Other non-cash charges	734.0

VOLUME
Expressed in million unit cases

	YTD 10					YTD 09
	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total
Mexico	682.1	41.6	156.7	49.6	930.0	670.1	40.7	164.8	47.4	923.0
Central America	86.9	4.5	0.3	9.1	100.8	86.6	4.1	0.3	8.3	99.3
Colombia	128.1	18.2	22.3	13.2	181.8	124.7	13.0	13.3	12.8	163.8
Venezuela	143.9	8.8	1.6	3.6	157.9	150.2	7.2	2.0	4.4	163.8
Latincentro	358.9	31.5	24.2	25.9	440.5	361.5	24.3	15.6	25.5	426.9
Brazil	306.5	16.3	1.7	12.2	336.7	272.0	13.9	1.7	8.2	295.8
Argentina	120.4	0.9	0.7	10.4	132.4	121.5	1.3	0.4	7.9	131.1
Mercosur	426.9	17.1	2.5	22.6	469.1	393.5	15.2	2.1	16.1	426.9
Total	1,467.9	90.2	183.4	98.1	1,839.6	1,425.1	80.2	182.5	89.0	1,776.8
(1) Excludes water presentations larger than 5.0 Lt
(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(3) Still Beverages include flavored water

•
The Brisa water business was first included in our operations on June 1, 2009. The volume registered by this business in the months of January 2010 through May 2010 was 19.9 million unit cases and is presented separately in this note for comparison purposes. This volume is included in the results of Colombia, the Latincentro division, and Consolidated for the first nine months of 2010.

October 21, 2010	Page 22

September 2010
Macroeconomic Information

		Inflation (1)
	LTM	3Q 2010	YTD

Mexico	3.70%	1.02%	2.43%
Colombia	2.27%	-0.07%	2.39%
Venezuela	27.92%	4.21%	21.20%
Brazil	4.68%	0.40%	3.80%
Argentina	11.09%	2.28%	8.29%

(1) Source: inflation is published by the Central Bank of each country.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)			YTD Exchange Rate (local currency per USD)
	3Q 10	3Q 09	Δ%	YTD 10	YTD 09	Δ%

Mexico	12.8090	13.2628	-3.4%	12.7210	13.6610	-6.9%
Guatemala	8.0312	8.2451	-2.6%	8.0733	8.1027	-0.4%
Nicaragua	21.4851	20.4620	5.0%	21.2253	20.2145	5.0%
Costa Rica	520.5544	590.0153	-11.8%	536.3571	578.2441	-7.2%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	1,833.7947	2,014.9636	-9.0%	1,910.3794	2,219.0846	-13.9%
Venezuela	4.3000	2.1500	100.0%	4.2538	2.1500	97.8%
Brazil	1.7493	1.8659	-6.3%	1.7813	2.0840	-14.5%
Argentina	3.9414	3.8304	2.9%	3.8940	3.7008	5.2%

End of Period Exchange Rates

	Exchange Rate (local currency per USD)
	Sep 10	Sep 09	Δ%

Mexico	12.5011	13.5042	-7.4%
Guatemala	8.1352	8.3416	-2.5%
Nicaragua	21.6151	20.5858	5.0%
Costa Rica	512.9400	591.7300	-13.3%
Panama	1.0000	1.0000	0.0%
Colombia	1,799.8900	1,922.0000	-6.4%
Venezuela	4.3000	2.1500	100.0%
Brazil	1.6942	1.7781	-4.7%
Argentina	3.9600	3.8430	3.0%

October 21, 2010	Page 23